FORM 4
             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

      Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.   Garrett             Thomas              S.
     (Last)             (First)             (Middle)

     287 Tealwood
     (Street)

     Coppell             TX                  75019
     (City)              (State)             (Zip)

2.  Issuer Name and Ticker or Trading Symbol
    Optek Technology, Inc.

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year
    September 1998

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

       Director                    10% Owner
     X Officer (give               Other (specify
       title below)                below)

          V.P. - Manufacturing

7.   Individual or Joint/Group Filing (Check Applicable Line)
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED
OF, OR BENEFICIALLY OWNED

1.   Title of Security:  Common Stock, par value $0.01 per share

2.   Transaction Date (Month/Day/Year): 9/2/98

3.   Transaction Code:  S

4.   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          5,000               D              $18.875

5.   Amount of Securities Beneficially Owned at End of Month:

6.   Ownership Form:  Direct (D) or Indirect (I):  D

7.   Nature of Indirect Beneficial Ownership:

1(a)  Title of Security:  Common Stock, par value $0.01 per share

2(a)   Transaction Date (Month/Day/Year): 9/2/98

3(a)   Transaction Code:  S

4(a)   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          5,000               D              $19.00

5(a)   Amount of Securities Beneficially Owned at End of Month:

6(a)   Ownership Form:  Direct (D) or Indirect (I):  D

7(a)   Nature of Indirect Beneficial Ownership:

1(b)  Title of Security:  Common Stock, par value $0.01 per share

2(b)   Transaction Date (Month/Day/Year): 9/3/98

3(b)   Transaction Code:  S

4(b)   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          10,000               D              $18.875

5(b)   Amount of Securities Beneficially Owned at End of Month:

6(b)   Ownership Form:  Direct (D) or Indirect (I):  D

7(b)   Nature of Indirect Beneficial Ownership:

1(c)  Title of Security:  Common Stock, par value $0.01 per share

2(c)   Transaction Date (Month/Day/Year): 9/8/98

3(c)   Transaction Code:  S

4(c)   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          2,000               D              $20.00

5(c)   Amount of Securities Beneficially Owned at End of Month:
          75,333

6(c)   Ownership Form:  Direct (D) or Indirect (I):  D

7(c)   Nature of Indirect Beneficial Ownership:

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
CONVERTIBLE SECURITIES)

1.   Title of Derivative Security:  Stock Option

2.   Conversion or Exercise Price of Derivative Security:
     $6.05

3.   Transaction Date (Month/Day/Year):  -

4.   Transaction Code:   Code           Voluntary
                         -

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         Vested                         8/16/2005

7.   Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             6,667

8.   Price of Derivative Security:      -

9.   Number of derivative Securities Beneficially Owned at End of
     Month:    1

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I): D

11.  Nature of Indirect Beneficial Ownership:

1(a) Title of Derivative Security:  Stock Option

2(a) Conversion or Exercise Price of Derivative Security:
     $11.969

3(a) Transaction Date (Month/Day/Year):  -

4(a) Transaction Code:   Code           Voluntary
                           -            -

5(a) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(a) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
          (1)                      3/19/2006

7(a) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             2,667

8(a) Price of Derivative Security:      -

9(a) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(a) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(a) Nature of Indirect Beneficial Ownership:

1(b) Title of Derivative Security:  Stock Option

2(b) Conversion or Exercise Price of Derivative Security:
     $10.12

3(b) Transaction Date (Month/Day/Year):  -

4(b) Transaction Code:   Code           Voluntary
                           -            -

5(b) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(b) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (2)                       1/18/2007

7(b) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             5,334

8(b) Price of Derivative Security:      -

9(b) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(b) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(b) Nature of Indirect Beneficial Ownership:

1(c) Title of Derivative Security:  Stock Option

2(c) Conversion or Exercise Price of Derivative Security:
     $27.0625

3(c) Transaction Date (Month/Day/Year):  -

4(c) Transaction Code:   Code           Voluntary
                           -            -

5(c) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(c) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (3)                       3/16/2008

7(c) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             10,000

8(c) Price of Derivative Security:      -

9(c) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(b) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(b) Nature of Indirect Beneficial Ownership:

Explanation of Responses:

(1)  Options to vest on March 19, 1999.
(2) Options to vest in increments of 2,667 as of January 18, 1999 and 2000.
(3) Options to vest in increments of 33 1/3% as of March 17, 1999, 2000 and 2001.

                              /s/ Thomas S. Garrett
                             Signature of Reporting Person

                              October 9, 1998